UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant's name into English)

5 rue Guillaume Kroll

L-1882, Luxembourg

Tel: + 352 48 18 28 1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	____

GLOBANT S.A.

FORM 6-K

Globant S.A. (the “Company”) hereby informs that the underwriters of the previously announced initial public offering of 5,850,000 common shares have today exercised in full their option to purchase an additional 877,500 common shares from certain of the selling shareholders to cover over-allotments as provided in the underwriting agreement among the Company, the selling shareholders and the underwriters.  The additional common shares will be purchased at the price set forth in the final prospectus relating to the offering, which can be obtained as provided below.  Including the additional shares, a total of 6,272,500 common shares were sold in the offering.

A registration statement relating to the offering was declared effective by the Securities and Exchange Commission (“SEC”) on July 17, 2014. The offering is being made solely by means of a written prospectus forming part of the effective registration statement. The final prospectus relating to the offering may be obtained for free by visiting the SEC website at http://www.sec.gov or from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 (attn: Prospectus Department) or by calling (866) 803-9204, or from Citigroup Global Markets Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling (800) 831-9146.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

In addition, Globant S.A. is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	Press release, dated July 17, 2014, entitled “Globant Announces Pricing of Initial Public Offering”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ PABLO ROJO
Name: Pablo Rojo
Title: General Counsel

Date: July 22, 2014